AM 2-14-2005

cm 2/14

05035565

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 11 2005 WASH. D.C. 213

SEC FILE NUMBER
8- 21426

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Tryon Securities, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

214 North Tryon Street, Suite 2350
(No. and Street)

Charlotte (City) North Carolina (State) 28202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cherry, Bekaert & Holland, L.L.P.
(Name – *if individual, state last, first, middle name*)

525 North Tryon Street, Suite 1800, Charlotte, North Carolina 28202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 16 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, James R. Vergin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Tryon Securities, L.L.C., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss). and Changes in Members' Capital
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST TRYON SECURITIES, L.L.C.

Contents

CHERRY BEKAERT & HOLLAND
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Report of Independent Certified Public Accountants

The Members
First Tryon Securities, L.L.C.
Charlotte, North Carolina

We have audited the accompanying statements of financial condition of First Tryon Securities, L.L.C. (the "Company") as of December 31, 2004 and 2003, and the related statements of income and changes in members' capital and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Tryon Securities, L.L.C. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Cherry, Bekaert & Holland, L.L.P.

Charlotte, North Carolina
January 19, 2005

First Tryon Securities, L.L.C.

Statements of Financial Condition

Assets

	December 31, 2004	December 31, 2003
Cash and cash equivalents	$ 109,144	$ 133,473
Cash deposited with clearing agent	50,000	50,000
Receivables from brokers and dealers	-	743,037
Marketable securities owned, at market value	25,628,231	9,137,916
Other investments	70,860	66,885
Interest receivable	239,821	97,791
Property and equipment, net of accumulated depreciation	279,926	134,227
Other assets	90,875	50,866
Total assets	$ 26,468,857	$ 10,414,195

Liabilities and Members' Capital

	December 31, 2004	December 31, 2003
Payable from brokers and dealers	$ 12,896,656	$ -
Securities sold not yet purchased, at market value	3,439,409	3,177,509
Accrued compensation	1,742,901	372,744
Distributions payable to members	1,783,975	700,224
Other accrued expenses and liabilities	105,916	163,718
Total liabilities	19,968,857	4,414,195
Members' capital	6,500,000	6,000,000
Total liabilities and members' capital	$ 26,468,857	$ 10,414,195

See notes to financial statements.

First Tryon Securities, L.L.C.

Statements of Income and Changes in Members' Capital

	Year Ended December 31, 2004	Year Ended December 31, 2003
Revenues		
Net trading revenue	$ 6,669,315	$ 12,496,994
Interest income	634,690	542,591
Net unrealized gains on securities	-	72,955
Other income	48,343	125,554
Total revenues	7,352,348	13,238,094
Expenses		
Compensation and benefits	3,589,060	6,271,987
Occupancy	100,684	83,413
Depreciation	94,397	32,365
Clearing fees	470,437	657,017
Net unrealized losses on securities	96,412	-
Technical trading services	539,955	283,749
Interest expense	289,743	45,229
Other operating expenses	387,685	302,041
Total expenses	5,568,373	7,675,801
Net income	1,783,975	5,562,293
Members' capital		
Beginning balance	6,000,000	4,875,000
Contributions	500,000	612,500
Distributions	(1,783,975)	(5,049,793)
Ending balance	$ 6,500,000	$ 6,000,000

See notes to financial statements.

First Tryon Securities, L.L.C.

Statements of Cash Flows

	Year Ended December 31, 2004	Year Ended December 31, 2003
Cash flows from operating activities		
Net income	$ 1,783,975	$ 5,562,293
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	94,397	32,365
Net unrealized gains on securities	(104,362)	(72,955)
Loss on sale of equipment	-	551
Decrease in receivables from brokers and dealers	743,037	1,257,968
(Increase) in marketable securities owned	(16,128,028)	(2,267,843)
(Increase) in interest receivable	(142,030)	(31,994)
(Increase) in other assets	(40,009)	(21,143)
Increase in accounts payable and accrued expenses	2,396,106	135,178
Net cash provided by operating activities	(11,396,914)	4,594,420
Cash flows from investing activities		
Purchases of property and equipment	(240,096)	(112,068)
Net cash used in investing activities	(240,096)	(112,068)
Cash flows from financing activities		
Members' distributions	(1,783,975)	(5,049,793)
Members' contributions	500,000	612,500
Net cash used in financing activities	(1,283,975)	(4,437,293)
Net increase in cash and cash equivalents	(12,920,985)	45,059
Cash and cash equivalents at beginning of year	133,473	88,414
Cash and cash equivalents at end of year	$ (12,787,512)	$ 133,473

See notes to financial statements.

FIRST TRYON SECURITIES, L.L.C.

Notes to Financial Statements
December 31, 2004 and 2003

Note 1 - Nature of operations

First Tryon Securities, L.L.C. is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company's purpose of operations is to engage as an introducing broker-dealer on a fully disclosed basis in the purchase and sale of fixed income securities with other brokers, dealers and financial institutions. The Company was approved by the National Association of Securities Dealers to initiate trading operations as of October 21, 1996.

First Tryon Securities, L.L.C. is a North Carolina limited liability company, organized on September 1, 1996 and currently operating under the third amended and restated operating agreement dated January 1, 2003 and the subsequent amendment dated July 1, 2003. The Company shall continue until it is set to expire on December 31, 2046. Members are not ultimately liable for any debts, liabilities or obligations of the Company losses of capital nor losses of profits solely for acting as an equity owner and not beyond the respective capital contributions of each member. Withdrawing members' ownership interests are transferable, with no management rights, upon the lapse of the term for the Company's option to purchase same ownership interests. Ownership interests are transferable in accordance with the terms of the operating agreement.

Note 2 - Summary of significant accounting policies

Cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Securities owned

Marketable securities consist of fixed income securities and are valued at quoted market values. If a quoted market value is not available, market value is determined using quoted market prices for similar investment securities. Security transactions and any related gains or losses are recognized on the settlement date, which is not materially different than trade date. Cost is determined by the specific identification method for the purpose of computing realized gains or losses on investment securities.

Property and equipment

Furniture, equipment, and leasehold improvements are carried at cost. Depreciation is charged to operations over the estimated useful lives of the assets using the 200% declining balance method or the straight line method and amortization is charged using the straight-line method. The costs of maintenance and repairs, which do not improve or extend the life of the respective asset, are expensed as incurred. The cost and accumulated depreciation and amortization of property are eliminated from the accounts upon disposal, and any resulting gain or loss is included in the determination of net income.

FIRST TRYON SECURITIES, L.L.C.

Notes to Financial Statements
December 31, 2004 and 2003

Note 2 - Summary of significant accounting policies (continued)

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

Limited liability corporations are essentially taxed as partnerships, with the net income or loss flowing through to the members' individual income tax returns. Accordingly, no provision for income taxes is reflected on the Company's financial statements.

Allocations and distributions to Members

Allocation of income and losses and distributions of cash are made to the members in accordance with the terms of the operating agreement and amendments entered into by the members. The allocations are based on the members' ownership interests.

Reclassifications

Certain 2003 amounts have been reclassified, where appropriate, to correspond with the 2004 financial statement presentation.

Note 3 - Clearing broker and related receivable or payable

The Company has a clearing agreement with Pershing, LLC ("Pershing"), a BNY Securities Group Company to clear all trade transactions. The Company is required to maintain a cash deposit of $50,000 with Pershing in accordance with the terms of the clearing agreement.

An account is maintained with Pershing that is composed of funds to settle securities traded but not yet settled and the proceeds from all trade transactions. The funds in this account are available for the daily trading transactions initiated by the Company that are cleared through Pershing. This account is also used by the Company to transfer funds to correspondent bank accounts for the administrative operations of the Company.

The Company has various margin accounts with Pershing and has a net payable in these accounts as of December 31, 2004 to Pershing of $12,896,656. Securities owned by the Company are pledged as collateral for any outstanding payables, which accrue interest at a base variable rate determined as described in the Pershing agreement. Interest expense on the margin accounts for the years ended December 31, 2004 and 2003 was $287,809 and $45,229, respectively. The amount of margin available to the Company is based on the requirements of the New York Stock Exchange. If the fair value of the securities margined decreases to the extent the amount of margin available is less that the calculated requirement, the Company would have to repay a portion of the margin loan. The amount of unused margin as of December 31, 2004 and 2003 was approximately $3,862,000 and $3,094,000, respectively.

FIRST TRYON SECURITIES, L.L.C.

Notes to Financial Statements
December 31, 2004 and 2003

Note 4 – Fixed Income securities sold not yet purchased

During the normal course of business, the Company may sell fixed income securities not yet purchased. Since the Company will eventually purchase these securities at prevailing market prices, a risk exists due to the nature of fluctuating market prices for the securities.

Note 5 – Other investments

During 2000, the Company invested in the common stock and warrants of NASDAQ Stock Market, Inc., and has classified the investments as available-for-sale. Accordingly, these investments are recorded at fair value.

Note 6 - Property and equipment

Property and equipment as of December 31, 2004 and 2003 are summarized as follows:

	2004	2003
Furniture and equipment	$ 206,682	$ 162,875
Software	196,290	-
Leasehold Improvements	93,360	93,360
Less: accumulated depreciation	(216,406)	(122,008)
	$ 279,926	$ 134,227

Depreciation expense for the years ended December 31, 2004 and 2003 was $94,397 and $32,365, respectively.

Note 7 – Line of credit

The Company has an operating line of credit with a bank with an approved maximum borrowing limit of $500,000. Interest is due monthly at prime (5.25% at December 31, 2005). As of December 31, 2004, the Company has not drawn on the credit line. The line of credit expires on March 1, 2006. This line of credit agreement contains certain covenants.

FIRST TRYON SECURITIES, L.L.C.

Notes to Financial Statements
December 31, 2004 and 2003

Note 8 - Capital requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The net capital and net capital ratio, which agree with our Focus Report as of December 31, 2004 and 2003, were as follows:

	2004	2003
Net capital	$ 4,389,498	$ 4,893,879
Net capital ratio (ratio of indebtedness to capital)	0.377 to 1	0.237 to 1

Note 9 - Part I, Form X-17a-5:

The most recent annual report of the Company is available for examination and copying at the office of the Company and at the Atlanta Regional Office of the Securities and Exchange Commission.

Note 10 - Profit sharing plan

Effective June 15, 2000, the Company adopted its 401(k) profit sharing plan available to all employees. Participants can contribute up to 15% of their compensation and the Company may make a discretionary contribution equal to the lesser of 6% of eligible compensation or the amount deferred. The Company made discretionary contributions of $47,389 and $75,654 to the profit sharing plan for the years ended December 31, 2004 and 2003, respectively.

Note 11 - Supplemental cash flow information

Amounts paid for interest totaled $289,743 and $45,229 during 2004 and 2003, respectively.

Note 12 - Operating lease

The Company leases space in a building under a five-year operating lease that is renewable in August 2008. Future minimum lease payments at December 31, 2004 are as follows:

2005	$ 105,937
2006	109,224
2007	112,631
2008	70,976
2009 and thereafter	
	$ 398,768

Lease expense was $98,252 and $79,081 for the years ended December 31, 2004 and 2003.

Note 13 - Concentrations of credit risk and other business concentrations

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the security. The Company evaluates each counterparty's financial condition and creditworthiness before making a decision to conduct business with that counterparty and on an on-going periodic basis.

Additionally, the Company places its cash and cash equivalents on deposit with North Carolina financial institutions and with Pershing. The balances at the financial institutions are insured by the Federal Deposit Insurance Corporation up to $100,000. From time to time, the Company may have balances on deposit in excess of the FDIC insured limits. The balances with Pershing are not insured, however Pershing is a reputable, well-known entity and the risk of loss for the deposits held at Pershing is considered to be remote by the Company.

ACCOMPANYING INFORMATION

CHERRY BEKAERT & HOLLAND
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

**Report of Independent Certified Public Accountants
on Accompanying Information**

The Members
First Tryon Securities, L.L.C.
Charlotte, North Carolina

We have audited the accompanying financial statements of First Tryon Securities, L.L.C. as of and for the years ended December 31, 2004 and 2003, and have issued our report thereon dated January 19, 2005. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information on pages twelve and thirteen is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cherry, Bekaert & Holland, L.L.P.

Charlotte, North Carolina
January 19, 2005

Schedule 1

First Tryon Securities, L.L.C.

Computation of Net Capital and Net Capital Ratio

Rule 15c3-1

		Year Ended December 31, 2004		Year Ended December 31, 2003
Members' Capital	$	6,500,000	$	6,000,000
Less:				
Property and equipment, net of accumulated depreciation		279,926		134,227
Other unsecured investments		16,800		16,800
Discount on concentrated portion		36,509		73,864
Specified percentage reduction in market value of securities in Company trading and investment accounts		1,686,431		830,165
Other nonallowable assets		90,836		51,065
		2,110,502		1,106,121
Net capital	$	4,389,498	$	4,893,879
Aggregate indebtedness	$	16,529,448	$	1,161,032
Ratio of indebtedness to capital		3.77 to 1		0.237 to 1

Schedule 2

FIRST TRYON SECURITIES, L.L.C.

Material Inadequacies - Rule 17a-5(j)

Years Ended December 31, 2004 and 2003

Material Inadequacy	Corrective Action Taken or Proposed
None	Not applicable

CHERRY BEKAERT & HOLLAND
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Report on Internal Control Required by SEC Rule 17a-5

The Members
First Tryon Securities, L.L.C.
Charlotte, North Carolina

In planning and performing our audits of the financial statements of First Tryon Securities, L.L.C. for the years ended December 31, 2004 and 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by First Tryon Securities, L.L.C. including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recording of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the use of the Company's member-managers, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cherry, Bekaert & Holland, L.L.P.

Charlotte, North Carolina
January 19, 2005